EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:  Yvonne “Rie” Atkinson
     410-768-8857 (office)
                 ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 2Q EARNINGS

GLEN BURNIE, MD (August 4, 2010) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

For the three month period ended June 30, 2010, Glen Burnie Bancorp realized net income of $322,000 or $0.12 basic earnings per share.  The company reported net income of $490,000 or $0.18 basic earnings per share for the same three month period in 2009.  Net interest income after provisions for credit losses was $2,731,000 for the three month period ended June 30, 2010.  The company reported net interest income after provisions for credit losses of $2,825,000 for the same period in 2009.

Net income for the six months ended June 30, 2010 was $721,000 or $0.27 basic earnings per share as compared to $945,000 or $0.34 basic earnings per share for the same period in 2009.  Net interest income after provisions for credit losses for the six months ended June 30, 2010 was $5,525,000 as compared to $5,540,000 for the same period in 2009.

Total assets stood at $364,318,000 as of June 30, 2010 compared to $355,950,000 as of June 30, 2009.  Deposits were $303,250,000 on June 30, 2010 as compared to $296,540,000 on June 30, 2009.

On July 8, 2010, Glen Burnie Bancorp paid its 72nd consecutive dividend to shareholders of record at the close of business on June 25, 2010.  The company had 2,687,190 common shares outstanding with approximately 450 shareholders of record on June 10, 2010.

“The Bank of Glen Burnie continued to operate at a profit, and pay dividends, during this time of economic stress.” said Michael G. Livingston, President and CEO.

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past 39 consecutive quarters. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, currently maintains consolidated assets totaling more than $360 million.  Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected.  For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)	(audited)
	June	December
	30, 2010	31, 2009
Assets

Cash and due from banks	$7,125	$6,994
Interest bearing deposits	6,664	3,748
Federal funds sold	4,239	692
Investment securities	96,352	84,463
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	228,879	235,883
Premises and equipment at cost, net of accumulated depreciation	4,040	4,121
Other real estate owned	537	25
Other assets	16,327	17,316
Total assets	$364,318	$353,397

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$303,250	$294,358
Short-term borrowings	341	81
Long-term borrowings	27,014	27,034
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155	5,155
Other liabilities	1,930	1,620
Total liabilities	337,690	328,248

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding June 30, 2010 2,691,915; December 31, 2009 2,683,015 shares	2,692	2,683
Surplus	9,264	9,191
Retained earnings	14,495	14,311
Accumulated other comprehensive income (loss), net of taxes (benefits)	177	(1,036)

Total stockholders' equity	26,628	25,149

Total liabilities and stockholders' equity	$364,318	$353,397

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(unaudited)		(unaudited)
	2010	2009	2010	2009

Interest income on
Loans, including fees	$3,686	$3,811	$7,395	$7,577
U.S. Government agency securities	533	497	1,013	870
State and municipal securities	339	329	660	659
Other	54	52	116	116
Total interest income	4,612	4,689	9,184	9,222

Interest expense on
Deposits	947	1,254	1,944	2,523
Junior subordinated debentures	220	136	440	273
Long-term borrowings	264	265	525	527
Short-term borrowings	-	-	-	-
Total interest expense	1,431	1,655	2,909	3,323

Net interest income	3,181	3,034	6,275	5,899

Provision for credit losses	450	209	750	359

Net interest income after provision for credit losses	2,731	2,825	5,525	5,540

Other income
Service charges on deposit accounts	157	169	318	339
Other fees and commissions	205	203	392	382
Other non-interest income	-	1	3	-
Income on life insurance	67	69	134	137
Gains on investment securities	-	51	-	49
Total other income	429	493	847	907

Other expenses
Salaries and employee benefits	1,654	1,585	3,349	3,117
Impairment of securities	66	-	66	30
Occupancy	197	220	420	452
Other expenses	925	943	1,768	1,768
Total other expenses	2,842	2,748	5,603	5,367

Income before income (benefit) taxes	318	570	769	1,080

Income tax (benefit ) expense	(4)	80	48	135

Net income	$322	$490	$721	$945

Net income per share of common stock	$0.12	$0.18	$0.27	$0.34

Weighted-average shares of common stock outstanding	2,687,501	2,668,613	2,685,384	2,792,955